ALLGREEN PROPERTIES LIMITED

06012728

SEC MAIL RECEIVED PROCESSING
APR 19 2006
WASH. D.C. 213 SECTION

File No. 82-4959

Date: - 6 APR 2006

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

SUPPL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

PROCESSED
APR 21 2006
THOMSON FINANCIAL

ISOO TAN
COMPANY SECRETARY

enc

dlw 4/20

ALLGREEN PROPERTIES LIMITED
(CO. REG. NO. 198601009N)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 20th Annual General Meeting of Allgreen Properties Limited will be held at The Gallery, Level 2, Traders Hotel, 1A Cuscaden Road, Singapore 249716 on 28 April 2006 at 10:30 am to transact the following ordinary and special business:

AS ORDINARY BUSINESS

1. To receive and adopt the Audited Accounts of the Company for the year ended 31 December 2005 and the Reports of Directors and Auditors thereon. (Resolution No. 1)

2. To declare a First and Final Dividend of 6 cents per share less income tax for the year ended 31 December 2005. (Resolution No. 2)

3. To approve the payment of S$322,500 as Directors' Fees for the year ended 31 December 2005 (2004: S$238,000) (Resolution No. 3)

4. To elect the following Directors retiring pursuant to Article 94 of the Articles of Association of the Company and who, being eligible, will offer themselves for re-election:

   (i) Mdm Kuok Oon Kwong (Resolution No. 4)
   (ii) Mr Jimmy Seet Keong Huat (Resolution No. 5)
   (iii) Mr Keith Tay Ah Kee (Resolution No. 6)

5. To re-appoint Messrs Foo Kon Tan Grant Thornton as the Company's Auditors and to authorise the Directors to fix their remuneration. (Resolution No. 7)

AS SPECIAL BUSINESS

To consider and if thought fit, to pass the following resolutions as Ordinary Resolutions:-

6. "RESOLVED THAT pursuant to Section 161 of the Companies Act (Cap.50) and the Listing Manual of the Singapore Exchange Securities Trading Limited, authority be and is hereby given to the Directors of the Company to allot and issue shares of the Company ("shares"), whether by way of rights, bonus or otherwise, at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit provided that: (Resolution No. 8)

(i) the aggregate number of shares to be issued pursuant to this Resolution does not exceed 50 per cent of the number of issued shares of the Company, of which the aggregate number of shares to be issued other than on a pro rata basis to shareholders of the Company does not exceed 20 per cent of the number of issued shares of the Company (to be calculated in such manner as may be prescribed by the Singapore Exchange Securities Trading Limited from time to time); and

(ii) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

7. "RESOLVED THAT pursuant to Section 161 of the Companies Act (Cap. 50), the Directors of the Company be authorised to allot and issue shares in the Company to the holders of options granted by the Company under the Allgreen Share Option Scheme (the "Scheme") upon the exercise of such options and in accordance with the rules of the Scheme provided always that the aggregate number of shares to be allotted and issued pursuant to the Scheme shall not exceed 15% of the total number of issued shares of the Company for the time being." (Resolution No. 9)

8. To transact any other business that may be transacted at an Annual General Meeting.

BY ORDER OF THE BOARD
MS ISOO TAN
COMPANY SECRETARY
SINGAPORE, 6 APRIL 2006

Notes:

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company. Where a member appoints two proxies, he shall specify on each instrument of proxy the number of shares in respect of which the appointment is made, failing which the appointment shall be deemed to be in the alternative.

2. A member of the Company which is a corporation is entitled to appoint its authorised representative or proxy to vote on its behalf.

3. The instrument appointing a proxy must be deposited at the registered office of the Company at 1 Kim Seng Promenade #05-02, Great World City, Singapore 237994 not less than 48 hours before the time appointed for the Meeting.

Explanatory Notes on Special Business to be transacted:

1. Ordinary Resolution No. 8 is to empower the Directors of the Company to issue shares in the Company up to a number not exceeding 50% of the number of issued shares of the Company, with a sub-limit of 20% for shares issued other than on a pro rata basis to shareholders. Subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited for the purpose of determining the aggregate number of shares that may be issued, the percentage of issued shares is based on the number of the Company's issued shares at the time of the passing of the Resolution approving the mandate after adjusting for any new shares arising from the conversion or exercise of convertible securities, new shares arising from exercising share options or vesting of share awards outstanding or subsisting at the time of the passing of the Resolution approving the mandate, and any subsequent consolidation or subdivision of shares.

2. Ordinary Resolution No. 9 is to empower the Directors of the Company to issue shares of the Company to option holders upon the exercise of options granted under the Allgreen Share Option Scheme provided that the aggregate number of shares to be issued does not exceed 15% of the total number of issued shares of the Company for the time being.

ALLGREEN PROPERTIES LIMITED
(CO. REG. NO. 198601009N)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Allgreen Properties Limited (the "Company") will be held at Traders Hotel, The Gallery, Level 2, 1A Cuscaden Road, Singapore 249716 on 28 April 2006 at 10:45 am (or as soon thereafter following the conclusion or adjournment of the 20th Annual General Meeting of the Company to be held at 10:30 am on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications, the following Special Resolution:

Special Resolution
The Proposed Alterations to the Articles of Association

THAT:

(1) Articles 2, 3, 5, 7, 8, 10, 11, 12, 13, 14, 20, 26, 28, 29, 32A, 33, 34, 43, 44, 45, 49, 50, 50A, 53, 54, 55, 57, 58, 59, 61, 62, 63, 65, 68, 70, 72, 74, 75, 77, 81, 83, 92, 94, 95, 97, 101, 103, 104, 105, 109, 114, 115, 118, 120, 122 and 126 of the Articles of Association of the Company (the "Articles") be altered;

(2) new Articles 8A, 12A, 33A, 82A, 114A and 115A shall be included; and

(3) Articles 4, 6, 9, 31, 32, 48, 51, 56, 76, 93, 125 and 128 shall be deleted in their entirety,

all in the manner as set out in the Appendix to the Circular to Shareholders dated 6 April 2006.

BY ORDER OF THE BOARD
MS ISOO TAN
COMPANY SECRETARY
SINGAPORE, 6 APRIL 2006

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote on his/her behalf. A proxy need not be a member of the Company.

2. The instrument appointing the proxy that has been executed by a member must be lodged at the registered office of the Company at 1 Kim Seng Promenade #05-02, Great World City, Singapore 237994, not less than 48 hours before the time appointed for the Extraordinary General Meeting. The sending of a Proxy Form by a member does not preclude him from attending and voting in person at the Extraordinary General Meeting if he finds that he is able to do so. In such event, the relevant Proxy Forms will be deemed to be revoked.